1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander Karampatsos Alexander.Karampatsos@dechert.com +1 202 261 3402 Direct

November 20, 2024

VIA EDGAR CORRESPONDENCE

Seamus O’Brien

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Mr. O’Brien:

We are writing in response to comments you provided telephonically to Alice A. Pellegrino, Katherine T. Hurley, and me on November 5, 2024 with respect to your review of the Registrant’s Post-Effective Amendment No. 48, filed on September 20, 2024, relating to Hartford AAA CLO ETF (“AAA CLO ETF”), Hartford Strategic Income ETF (“Strategic Income ETF”) and Hartford Large Cap Growth ETF (“Large Cap Growth ETF” and together with the AAA CLO ETF and Strategic Income ETF, the “Funds”), each an existing series of the Registrant (the “Registration Statement”). On behalf of the Registrant, we have reproduced your comments below and provided the Funds’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Where a comment is made with regard to disclosure in one location, the comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:	The disclosure will be revised accordingly.

2.	Comment:	Please complete all bracketed and missing information in the Registration Statement.

Response:	The disclosure will be revised accordingly.

3.	Comment:	With respect to the AAA CLO ETF, please provide supplementally a completed Annual Fund Operating Expenses table.

Response:	The completed Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

4.	Comment:	With respect to the AAA CLO ETF, please provide supplementally a completed Expense Example.

Response:	The completed Expense Example for the Fund is attached as Appendix I.

5.	Comment:	With respect to the AAA CLO ETF’s “Principal Investment Strategy” section, please clarify how the Fund determines AAA rating for purposes of the 80% policy to invest in AAA-rated CLOs and AA rating for the remaining 20%.

Response:	The Registrant respectfully acknowledges the Staff’s comment and directs the Staff to the first sentence of the “Principal Investment Strategy” section, which explains that the ratings for such investments are based on how they are rated by one or more nationally recognized statistical rating organizations, or if unrated, determined to be of comparable credit quality by the Fund’s sub-adviser. The Registrant respectfully declines to make any changes in response to this comment.

6.	Comment:	With respect to the AAA CLO ETF’s “Principal Investment Strategy” section, the Staff notes that “[t]he CLOs in which the Fund invests may be organized in the US or outside the US.” Please disclose any limits on foreign exposure.

Response:	The Registrant notes that certain of the CLOs in which AAA CLO ETF invests are domiciled in the Cayman Islands. Such CLOs’ underlying exposure is generally to loans issued by U.S. issuers. The Fund has no specific limits on such investments. For these reasons, the Registrant respectfully declines to incorporate any changes in response to this comment.

7.	Comment:	With respect to the AAA CLO ETF’s “Principal Investment Strategy” section, please clarify the general geographic regions in which the Fund invests outside of the US.

Response:	Please see our response to Comment 6.

8.	Comment:	With respect to the AAA CLO ETF’s “Principal Risks” section, please confirm whether the Fund plans to utilize any derivatives, including credit default swaps, as part of its principal investment strategy.

Response:	The Registrant confirms that the utilization of derivatives is not a principal investment strategy of the AAA CLO ETF.

9.	Comment:	With respect to the AAA CLO ETF’s “Principal Risks” section, please consider including disclosure in the Fund’s principal investment strategy if investing in loans and loan participations are principal strategies of the Fund.

Response:	The Registrant respectfully notes that the Fund’s principal investment strategy is to invest in CLOs, which, in turn, have exposure to loans and loan participations. The Registrant does not believe additional disclosure on this point is necessary.

10.	Comment:	With respect to the AAA CLO ETF’s “Principal Risks” section, please disclose under “Liquidity Risk” or “Exchange-Traded Funds Risk” that in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity for the ETF’s underlying holdings. Please also note that this adverse effect on liquidity could lead to wider bid/ask spreads and differences between market price and NAV for ETF shares.

Response:	The Registrant acknowledges the Staff’s comment and respectfully notes that the risks discussed in this comment are addressed in “Market Price Risk.” The Registrant notes that “Market Price Risk” will be updated to reflect additional disclosure in accordance with this comment.

11.	Comment:	With respect to the AAA CLO ETF, please disclose whether all or a portion of the Fund’s underlying securities trade in a market that is closed while the market in which the Fund’s shares are traded is open. Please disclose that this difference could lead to differences between the market price and the Fund’s NAV.

Response:	The Registrant acknowledges the Staff’s comment and respectfully notes that the risks discussed in this comment are addressed in “Market Price Risk.” The Registrant notes that “Market Price Risk” will be updated to reflect additional disclosure in accordance with this comment.

12.	Comment:	With respect to the AAA CLO ETF, please provide supplementally a completed performance table.

Response:	The completed performance table for the Fund is attached as Appendix I.

13.	Comment:	With respect to the Large Cap Growth ETF, please provide supplementally a completed Annual Fund Operating Expenses table.

Response:	The completed Annual Fund Operating Expenses table for the Fund is attached as Appendix II.

14.	Comment:	With respect to the Large Cap Growth ETF, please provide supplementally a completed Expense Example.

Response:	The completed Expense Example for the Fund is attached as Appendix II.

15.	Comment:	With respect to the Large Cap Growth ETF, please confirm that no material changes were made to the Fund’s principal investment strategies or risks.

Response:	The Registrant notes that risks related to the Large Cap Growth ETF’s former semi-transparent structure were removed from the Large Cap Growth ETF’s Principal Risks section. The Registrant notes that the following changes were made to the Large Cap Growth ETF’s principal investment strategy: (i) removal of the reference to the Fund investing up to 25% of its net assets in American Depositary Receipts, (ii) removal of the references to active trading and (iii) addition of “communications services” to the sectors in which the Fund may focus. The Registrant notes that corresponding changes to (i) and (ii) above were made to the Fund’s “Principal Risks.” The Registrant confirms that no other material changes were made to the Large Cap Growth ETF’s “Principal Risks” and “Principal Investment Strategy” sections.

16.	Comment:	With respect to Large Cap Growth ETF’s “Authorized Participant Concentration Risk”, please confirm the inclusion of additional risk disclosure as requested in Comments 10 and 11.

Response:	Please see our response to Comments 10 and 11.

17.	Comment:	With respect to the Large Cap Growth ETF, please provide supplementally a completed performance table.

Response:	The completed performance table for the Fund is attached as Appendix II.

18.	Comment:	With respect to the Strategic Income ETF, please provide supplementally a completed Annual Fund Operating Expenses table.

Response:	The completed Annual Fund Operating Expenses table for the Fund is attached as Appendix III.

19.	Comment:	With respect to the Strategic Income ETF, please provide supplementally a completed Expense Example.

Response:	The completed Expense Example for the Fund is attached as Appendix III.

20.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, please provide a definition for “highly rated securities” and disclose the corresponding credit rating for such securities.

Response:	The Registrant will revise the disclosure in response to this comment.

21.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, please disclose the credit rating for “junk bonds”.

Response:	The Registrant respectfully declines to incorporate any changes in response to this comment and notes that the disclosure discussed in this comment is addressed in the “Investment Grade and Non-Investment Grade Securities” section of the Registration Statement.

22.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, the Staff notes that the disclosure states that “[t]he Fund may invest in various types of debt securities.” Please revise the disclosure to state the types of securities in which the Fund “will” invest and confirm that the types of securities are principal investments.

Response:	The Registrant respectfully declines to revise the disclosure in response to this comment as Registrant believes that the use of “may” is appropriate in the context in which it is used. Specifically, pursuant to Item 4(a) of Form N-1A, the discussion of the Fund’s principal investment strategy states that the Fund invests primarily in domestic and foreign debt securities. In other words, the Fund invests and will invest primarily in debt securities. Among those debt securities, the Fund may invest in corporate bonds; debt securities issued by foreign governments; U.S. government and agency securities; bank loans or loan participation interests in secured, second lien or unsecured variable, fixed or floating rate loans; and securitized debt (such as mortgage-related and asset-backed securities, including collateralized loan obligations). The use of the term “may” is intended to give the Fund flexibility to invest in these specific debt securities to the extent such securities are better opportunities for the Fund.

23.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, please disclose any limits on foreign exposure.

Response:	The Registrant confirms that there are no stated limits on foreign exposure for the Strategic Income ETF. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, please define “emerging markets.”

Response:	The Registrant will add disclosure to the “Additional Information Regarding Investment Strategies and Risks” section of the prospectus in response to this comment.

25.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, the Staff notes that the disclosure states that “[t]he Fund may use derivatives including futures contracts, swaps, options and forward foreign currency contracts, to manage portfolio risk, for efficient replication of securities the Fund could buy or for other investment purposes.” Please clarify the types of investments in which the Fund “may” invest versus those in which it “will” invest.

Response:	The Registrant will revise the disclosure in response to this comment. With respect to the use of “may” versus “will,” please see our response to Comment 22.

26.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, the Staff notes that the disclosure states that “[t]he Fund seeks to be diversified across sectors, although the Fund is not required to invest in all sectors at all times and may invest 100% of its net assets in one sector if conditions warrant.” Please supplementally explain how the Fund does not violate its fundamental investment restriction to not concentrate its investments in a particular industry.

Response:	The Fund seeks to be diversified across sectors, which are broader in scope than industries. No particular sector necessarily relates to any one industry or group of related industries. For example, corporate bonds, as a sector, combine securities of issuers from many different industries. Thus, the Fund’s principal investment strategy does not and will not violate its fundamental investment restriction.

27.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, the Staff notes that the disclosure states that “[t]he Fund may invest in certain restricted securities, such as securities that are only eligible for resale pursuant to Rule 144A, and securities of U.S. and non-U.S. issuers that are issued pursuant to Regulation S.” Please revise the disclosure to clarify that the Fund “will” invest in certain restricted securities.

Response:	The Registrant acknowledges the Staff’s comment and notes that the disclosure is accurate as written. The Registrant respectfully declines to make any changes in response to this comment for the reasons set forth in our response to Comment 22.

28.	Comment:	With respect to the Strategic Income ETF’s “Principal Investment Strategy” section, please revise the disclosure to remove extraneous information regarding derivatives. In general, see letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Response:	The Registrant is aware of and has reviewed the Barry Miller letter referenced above. The Registrant believes that the disclosure regarding the use of derivatives describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. The Registrant respectfully declines to make any changes in response to this comment.

29.	Comment:	With respect to the Strategic Income ETF’s “Principal Risks” section, please confirm the inclusion of additional risk disclosure from Comments 10, 11 and 16.

Response:	The Registrant notes that “Market Price Risk” will be updated to reflect additional detail in accordance with Comment 10 and Comment 11.

30.	Comment:	With respect to the Statement of Additional Information, please include the Funds’ non-fundamental investment policies under Rule 35d-1 in the section titled “Non-Fundamental Investment Restrictions of the Funds.”

Response:	The Registrant acknowledges the Staff’s comment and notes that such policies are included in the statutory prospectus and do not, therefore, need to be repeated in the SAI. The Registrant respectfully declines to make any changes in response to this comment. The Registrant notes that each applicable Fund’s non-fundamental investment policy under Rule 35d-1 is addressed in the Fund’s principal investment strategy and in more detail in the “Investment Policies” section of the statutory prospectus.

31.	Comment:	With respect to the Strategic Income ETF, please provide supplementally a completed performance table.

Response:	The completed performance table for the Fund is attached as Appendix III.

Should you have any questions, please feel free to contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Alice A. Pellegrino
John V. O’Hanlon

Appendix I 24-28832-1 C1.1 P11 Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the va lue of your investment): Management feesc11 ___ 0.24% Distribution and service (1 2b-1 ) fees _________________________ None Other expenses Total annual fund operating expenses (I ) "Management fees" have been restated to reflect current fees_ 0.00% 0.24% Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange--traded funds. The example assumes that • Your investment has a 5% return each yea r • The Fund's operating expenses remain the same Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indica ted: Year 1 Year 3 Vear 5 Vear 10 $25 $77 $135 $306 Average ai nual total returns for peiriods endin,g December 31, 2023 Since Inception Hart ford AM CLO ETF 1 Year 5 Yea rs (5/30/2018) Return Bef,ore Taxes 7-42% 2.77% 2.58% Return After Taxes on Distributions 5_66% 1.50% 1.32% Return After Taxes on Distrlbutlon.s and Sa le of Fu1nd Shares 4_35% 1.58% 1.44% JP Morgan CLOIE AAA Index"" (reflects no deduct1ion for fees, expenses or taxes) 8-69% 3.62% 3.36% Bloomberg 1-3 Year US Government/Credit Index* (refl ects 1no deduction for fees, expenses or taxes) 4_61% 1.51% 1_60% Bloomberg US Agg regate Bond Index (reflects no deduction for fees, expenses or taxes) 5_53% 1.10% 1.21% • Elfective Februaiy 12, 21124. tile Fund cllanged its benchmark to ltie JP Morgan CLOIE AAA Index:. Prior tel Febrl!lal'J 12. 2024. the :Fund·s benchmark was the Bloomberg 1-3 Y,ear US Government/Credit Index:. The Fund cllanged its benchmark because the investment managei believes that lhe new benchmark betlei reHects the Fund's revised investment strateg~-

Appendix II 24-28832-1 C1.1 P12 Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the va lue of your investment): Management fees 0.59% Distribution and service (12b-1) fees _________________________ None Other expenses Total annua'I fund operating expenses 0.00% 0.59% Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The example assumes that Your investment has a 5% return each year The Fund's operating expenses remain the same Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated: Year 1 Year 3 Years Year 1 o $60 $189 $329 $738 Average annual total returns for periods ending December 31 , 2023 S,nce lncept,on Hartford Large Cap Growth ETF 1 Yea r (11/9/2021) Return Before Taxes Return After Taxes on Distributions Return After Taxes on Distributions and Sa le of Fund Shares Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes) Russell 1000 Index (reflects no deduction for fees, expenses or taxes) 42.29% -7.84% 42.29% -7.84% 25.03% -5.91% 42.68% 0.61% 26.53% 1.34%

Appendix III 24-28832-1 C1.1 P13 Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment): Management fees<11 0.49% Distrlbutlon and se,rvice (12b-1) fees __________________________ None Other expenses Total annual fund operating expenses 111 "Management foes· have been restated tc reflect current fees. 0.00% 0.49% Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The example assumes that Your investment has a 5% return each year The Fund's operating expenses remain the same Your actual costs may be higher or lower. Based on these a.ssumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated: Year 1 Year 3 Year 5 Year 10 $50 $157 $274 $616 Average annual total returns for periods ending December 31, 2023 S111ce Inception Hartford Strategic Income ETF 1 Year (9/2 1/2021) Return Before Taxes Return After Taxes on Distributions Return After Taxes on Distributions and Sa le of Fund Shares Bloomberg US ,Aggregate Bond Index (reflects no deduction for fees, expenses or taxes) 9.74% 7.14% 5.69% 5.53% -237% -433% -2.64% -4.13%